MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated financial conditions and results of operations for the years ended December 31, 2025, 2024, and 2023 of Xtra-Gold Resources Corp. ("Xtra-Gold" or the "Company") should be read in conjunction with the consolidated financial statements and the related notes to our consolidated financial statements and other information presented in our annual report on Form 20-F which has been filed with the Securities and Exchange Commission (the "SEC") and can be viewed at www.sec.gov and has also been filed with SEDAR+ and can be viewed at www.sedarplus.ca. Our consolidated audited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP").

Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2025, 2024 and 2023 and our annual report on Form 20-F, can be viewed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to those discussed below and elsewhere in our 20-F annual report, particularly in the item entitled "Risk Factors" beginning on page 8 of our 20-F annual report.

Highlights for the Year Ended December 31, 2025

During the year ended December 31, 2025:

  in connection with our gold recovery operations, we produced 3,324 ounces of raw gold.  We sold 3,391 fine ounces of gold at an average price of US$3,168 per ounce.

  cash on hand, excluding restricted cash, increased to $10.5 million at December 31, 2025, from $8.2 million at December 31, 2024.  Liabilities at December 31, 2025 were reduced to $1.5 million (December 31, 2024 - $2.0 million).

  a total of 67 diamond core drillholes totaling 14,774.5 m was completed by the Company's in-house drilling crews on the Kibi Gold Project.

  exploration drilling successfully established continuity of the multi-shoot Orange No. 5 resource expansion target, located 2 km southwest of the currently defined Mineral Resource Estimate (MRE), over an approximately 750 m strike-length, maximum 300 m down-dip distance and to a down-plunge depth of 800 m (~240 m vertical depth from surface); with potential to significantly increase the Kibi Gold Project gold resource base.

Management Changes

On November 10, 2025, the Company announced that James Schweitzer passes away. James became not only a trusted advisor but also a valued mentor and friend. He will be greatly missed by the entire Xtra-Gold team.

On April 27, 2023, Todd Gibson was appointed to the Board of Directors.  On January 6, 2026, the Company announced that Todd Gibson was appointed as the new Audit Chair.

Overview

We are engaged in the exploration of gold properties exclusively in Ghana, West Africa in the search for mineral deposits and mineral reserves which could be economically and legally extracted or produced. Our exploration activities include the review of existing geological data, grid establishment and soil geochemical sampling, geological mapping, geophysical surveying, trenching and pitting to test gold-in-soil anomalies and diamond core and/or reverse circulation (RC) drilling to test targets followed by infill drilling, if successful, to define a mineral reserve.

Our mining concession portfolio currently consists of 225.87 square kilometers comprised of 33.65 square kilometers for our Kibi project, 51.67 square kilometers for our Banso project, 55.28 square kilometers for our Muoso project, 44.76 square kilometers for our Kwabeng project, and 40.51 square kilometers for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Technical Disclosure

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this MD&A is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. Mr. Clement is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

Plan of Operations

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

● follow-up trenching of Zones 1 - 4 early-stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

● prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

 ● a diamond core drill program of approximately 20,000 metres, at an estimated cost of $1,500,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of expansion / definition drilling of resource expansion targets, follow up drilling of early stage gold targets  and scout drilling of prospective litho-structural gold settings  within the mineral resource footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

at our Kwabeng project:

 ● ongoing geological compilation, geophysical modelling, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

 ● ongoing geological compilation, geophysical modelling, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

 ● ongoing geological compilation, geophysical modelling, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at these projects (commenced in 2015);

As at the date of this annual report, we have estimated $500,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects.

As part of our current business strategy, we plan to continue engaging technical personnel under contract where possible as our management believes that this strategy, at its current level of development, provides the best services available in the circumstances, leads to lower overall costs and provides the best flexibility for our business operations. For example, the purchase of an exploration drill as opposed to using contract drillers has generated significant savings to the company.

We anticipate that our ongoing efforts will continue to be focused on the exploration and development of our projects and completing acquisitions in strategic areas. We will look to acquire further interests in gold mineralized projects that fall within the criteria of providing a geological basis for development of drilling initiatives that can enhance shareholder value by demonstrating the potential to define reserves.

We continued with our recovery of placer gold operations at our Kwabeng, Pameng, Banso and Muoso properties in 2025.  We contract out as many services as possible on our placer gold recovery operations to local Ghanaians in order to maximize cost efficiencies.

Our fiscal 2026 budget to carry out our plan of operations is approximately $3,000,000 as follows and as disclosed in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview:

Soil sampling / trenching	$500,000
Drilling	1,500,000
Administration	750,000
Stock-based compensation (non-cash)	250,000
TOTAL	$3,000,000

These expenditures are subject to change if management decides to scale back or accelerate operations.

Our company has historically relied on funds from gold recovery from alluvial operations, equity and debt financings to finance its ongoing operations.  Existing working capital, possible debt instruments, further private placements and anticipated cash flow from placer gold recovery operations are expected to be adequate to fund our company's operations over the next year.  During the current year and subsequent to 2025, we will not require additional capital to implement our plan of operations.  Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding.

Trends

Gold prices closed in 2025 at $4,340 per ounce, above the 2025 average of $3,442 per ounce.  Gold prices saw continued strength through 2024 and into 2025, as minimum and maximum prices both increased in 2025 as compared to 2024. Gold.  Prices in 2025 saw their lows early in the year and rose continually over the year to reach highs late in the year. We continue to see positive indicators for gold prices in the future.  Gold prices have exceeded $5,200 per ounce in 2026, although they have pulled back recently.  Gold prices directly affect our alluvial operations.

Traders are betting that US monetary policy will result in lower rates in 2026.  Japanese interest rates are set to increase in 2026.  Geopolitical tensions in many areas have increased the attractiveness of gold as a safe haven investment. Both central banks, especially BRIC's nations, and ETF's were net purchasers of gold in 2025. Central bank debt, combined with expansionary monetary policy, has stoked investor fears in the long term value of fiat currencies.

Gold does well in times of uncertainty.  National, corporate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the year ended December 31, 2025 and previous two years are as follows:

	2025	2024	2023
High	$4,527	$2,800	$2,087
Low	2,647	1,995	1,809
Average	3,442	2,392	1,944

The tone for the precious metals market in the near future will depend on the U.S. dollar strength.  US monetary, fiscal and trade policies have increased economic risks.  The future focus will be on how much economic growth, government deficits and debts affect the ability of the Federal Reserve to decrease future rates or manage its balance sheet.  Any further economic wobble or extension of the time to address the underlying issues could create uncertainty about the US economy, which would be good for gold prices.

Overall, a stronger U.S. dollar may lead to reduced interest in the gold exploration sector.

Failure to File and Cease Trade Order and Revocation

On April 4, 2025, the Ontario Securities Corporation ("OSC") issued a Failure to File Cease Trade ("FFCTO") order against the company for a failure to file its annual financial information.  The FFCTO was originally issued on the basis that the Company had not filed its 2024 annual filings in accordance with the filing deadlines contained in National Instrument 51-102 Continuous Disclosure Obligations.

Following a review of submissions made by the Company, the OSC has determined that Company is an SEC Foreign Issuer as defined in National Instrument 71-102 - Continuous Disclosure and Other Exemptions Relating to Foreign Issuers ("NI 71-102"). Under NI 71-102, the Company satisfies its continuous disclosure obligations in Canada, including filing deadlines, by complying with U.S. federal securities laws. As a result, the Company has a filing deadline of April 30, 2025, for its 2024 annual filings.  On April 11, 2025, the OSC revoked the FFCTO and shares of the company resumed trading on the TSX.

Possible Delay in Filing the Year-End Reporting Documents

The Company filed for an extension to submit our year-end documents by latest on May 15, 2025.  As a precaution if the above deadline was missed, the Company also applied to the Ontario Securities Commission, as principal regulator for the Company, for the imposition of a management cease trade order ("MCTO") under National Policy 12-203 - Management Cease Trade Orders ("NP 12-203") throughout the duration of a possible default (see Press Release dated April 23, 2025).

The Company filed our 2024 year-end documents on May 15, 2025.

Summary of the last five fiscal years ending December 31

	2025	2024	2023	2022	2021
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated pre-tax income for the year	4,167,702	2,725,147	876,539	1,564,849	2,045,713
Net gain attributable to non-controlling interest	(298,531)	(249,735)	(180,652)	(133,082)	(121,545)
Income tax	(185,738)	(800,000)	(861,815)	(800,000)	(1,088,192)
Net income (loss) Xtra-Gold Resources Corp.	3,683,433	1,675,412	(165,928)	631,767	835,976
Basic and diluted income (loss) attributable to common shareholders per common share	0.08 0.08	0.04 0.03	0.00 0.00	0.01 0.01	0.02 0.02
Total current assets	16,882,321	12,745,891	10,286,645	10,178,896	9,127,160
Total assets	18,475,491	14,224,051	11,860,586	11,881,013	10,758,031
Total current liabilities	1,540,322	1,991,105	1,519,103	1,406,679	1,122,483
Total liabilities	1,540,322	1,991,105	1,519,103	1,406,679	1,122,483
Working capital	15,341,999	10,754,786	8,767,542	8,772,217	8,004,677
Capital stock	46,682	45,995	46,201	46,447	46,688
Total equity	16,935,169	12,232,946	10,341,483	10,474,334	9,635,548
Total Xtra-Gold Resources Corp. stockholders' equity	16,264,365	11,860,673	10,218,945	10,532,448	9,826,744
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	46,008,472	46,065,555	46,361,078	46,542,900	46,779,574
Basic and diluted weighted average number of common shares outstanding	48,577,127	48,989,055	46,361,078	48,822,024	48,925,574

Summary of Quarterly Results

Three Months Ended	Net Income (Loss) $	Basic and Diluted Income (Loss) Per Share $

December 31, 2025	$(270,146)	$(0.01)
September 30, 2025	2,269,119	0.05
June 30, 2025	577,335	0.01
March 31, 2025	1,405,656	0.03
December 31, 2024	(713,202)	(0.02)
September 30, 2024	1,462,598	$0.03
June 30, 2024	664,764	0.01
March 31, 2024	510,987	0.01
December 31, 2023	(1,757,170)	(0.04)
September 30, 2023	513,633	0.01
June 30, 2023	705,064	0.02
March 31, 2023	553,197	0.01

Results of Operations for the Year Ended December 31, 2025 as Compared to the Year Ended December 31, 2024 and December 31, 2023

Our company reported a net income after tax for the year ended December 31, 2025 of $3,683,433 (December 31, 2024 - income of $1,675,412, December 31, 2023 - loss of $165,928).  Our company's basic and diluted gain per share for the year ended December 31, 2025 was $0.08 and $0.08 respectively (December 31, 2024 - $0.04 and $0.03, December 31, 2023 - loss of $0.00).  A small earnings per share differential in 2025 and 2024 is due to the in the money stock options and warrants, which increased the fully diluted shares outstanding in the two years.  All years benefited from gold recovery results and from other income, being dividends and interest.  In 2023 the impairment charge against private investments was a significant component of the loss, as were foreign exchange losses.

The weighted average number of shares outstanding in 2025 was 46,008,472 (December 31, 2024 - 46,065,555, December 31, 2023 - 46,361,078).  Average shares outstanding were reduced in all years through share repurchases. The 2025 shares outstanding was increased via a private placement. Average fully diluted shares outstanding in 2025 were 48,577,127 (2024 - 48,989,055, 2023 - 46,361,078), with the difference being in the money stock options and, in 2025, warrants.  These items did not materially affect earnings per share, although the 2025 and 2024 earnings per share reported an adjustment due to rounding.

We incurred expenses of $2,338,952 in the year ended December 31, 2025 (December 31, 2024 - $1,666,704, December 31, 2023 - $1,424,430).  Exploration expense increased in 2025 as exploration work advanced and expanded as compared to 2024. Exploration expense increased slightly in 2024 as compared to 2023 due to work on a new resource estimate. We expense all exploration costs.  Depreciation in 2025 was slightly lower than the 2024 depreciation level due to a lower asset base, as most of the additions of trucks and a drill occurred late in 2025.  Depreciation in 2024 was slightly lower than the 2023 depreciation level due to minimal asset additions in 2024.  General and administrative expense in 2025 of $811,064 increased from the 2024 expense of $653,238 and increased from $442,552 in 2023.  Most of the difference in general and administrative expense in 2025 was created by additional marketing fees, while in 2024, stock-based compensation and foreign exchange rates affected expenses. Non-cash stock-based compensation expense was $7,151 in 2025, $139,138 in 2024, and $23,750 in 2023.  The Company granted 150,000 stock options in 2025 (2024- 275,000, 2023 - 62,500).

Exploration activities for the 2025 year continued to focus on the Kibi Gold Project (Apapam Mining Lease). With exploration efforts primarily dedicated to the further advancement of the newly emerging Orange No. 5 resource expansion target situated approximately 2 km southwest of the currently defined Mineral Resource Estimate footprint area (the "2024 MRE", see the Company's news release of October 16, 2024). Sixty-seven (67) diamond core drillholes totalling 14,774.5 m were completed by the Company's in-house drilling crews, including 44 expansion drillholes (10,912 m) successfully confirming the scale and continuity of the multi-shoot Orange No. 5 gold system (Zone 4), 13 drillholes (2,553 m) targeting the strike and down-dip extensions of the  Lone Tree shear structure (Zone 1), and 10 scout drillholes (1,309.5 m) targeting prospective litho-structural settings generated by the recently completed 3D VTEM / TMI inversion-modelling and geophysical targets.

The present drilling forms part of an ongoing exploration drilling initiative targeting multiple resource-growth opportunities across the broader Zones 1 - 4 MRE footprint area. With the multifaceted drilling program targeting promising early-stage gold prospects identified by previous scout drilling, potential extensions to existing resource bodies and prospective litho-structural gold settings generated by updated 3D geological modelling. A total of 129 drillholes totaling 29,101 m has been completed during the ongoing resource expansion drilling program initiated in mid-January 2024.

The assay results for 42 drillholes (8,207.5 m) completed from mid-January to mid-July 2025 on the ongoing Zones 1 - 4 resource expansion target generation drilling program (#KBDD25602 - #KBDD25643), were reported by the Company on August 26, 2025, including the following highlights:

Orange No. 5 - Resource Expansion Target (Zone 4)

- 13.1 m at 2.40 grams per tonne gold ("g/t Au"), including 2.7 m at 7.32 g/t Au, from 129 m; 13.0 m at 0.28 g/t Au from 154 m; and 16.2 m at 0.61 g/t Au from 173.8 m in KBDD25622

- 22.5 m at 0.79 g/t Au, including 1.5 m at 4.78 g/t Au, from 98 m; 8.0 m at 0.65 g/t Au from 152 m; and 7.5 m at 0.71 g/t Au from 207.5 m in KBDD25609

- 6.0 m at 1.17 g/t Au from 156 m; and 32.0 m at 0.72 g/t Au, including 9.0 m at 1.36 g/t Au, from 172 m in KBDD25637 (KBDD25609 & 637 on same drill section)

- 28.0 m at 0.60 g/t Au, including 12.0 m at 1.16 g/t Au, from 205 m in KBDD25616

- 10.0 m at 1.24 g/t Au, including 1.0 m at 9.62 g/t Au, from 269 m in KBDD25625 (KBDD25616 & 625 on same drill section)

- 19.0 m at 0.79 g/t Au, including 4.0 m at 2.09 g/t Au, from 271 m in KBDD25632 (down-plunge intercept at ~240 vertical depth)

- 16.7 m at 0.89 g/t Au, including 1.7 m at 5.27 g/t Au, from 77 m in KBDD25642 (350 m step-out to SW)

Lone Tree - Resource Expansion Target (Zone 1)

- 12.0 m at 1.70 g/t Au, including 1.5 m at 9.96 g/t Au, from 38 m in KBDD25606

- 31.0 m at 0.65 g/t Au, including 1.0 m at 3.00 g/t Au and 7.0 m at 1.40 g/t Au, from 89 m in KBDD25617 (KBDD25606 / 617 / 639 on same drill section)

- 20.0 m at 1.02 g/t Au, including 5.1 m at 2.30 g/t Au, from 163 m in KBDD25639

Present drilling efforts successfully: established continuity of the multi-shoot Orange No. 5 gold system over an approximately 750 m strike-length, maximum 300 m down-dip distance and to a down-plunge depth of 800 m (~240 m vertical depth from surface); intersected significant gold mineralization in a 350 m step-out hole to the southwest, potentially extending the Orange No. 5 gold mineralization to an over 1,100 m strike-length; expanded the Lone Tree shear gold mineralization to an approximately 600 m strike-length and 250 m maximum down-dip distance; and continued to demonstrate the gold mineralization hosting potential of the under-tested Zone 2 Bounding Shear and Central Fold structural settings.

The Orange No. 5 and Lone Tree resource expansion targets represent new, folded / strained metasedimentary rock- hosted, gold mineralization settings for the Kibi Gold project. With the Orange No. 5 target situated along the apparent hanging wall of a regional D2 shear ("Zone 2 Bounding Shear"), approximately 2 km southwest of the currently defined MRE footprint, and the Lone Tree target, located along the southeast flank of the Gatehouse - Gold Mountain mineral resource bodies (Zone 1), interpreted as a limb-parallel shear situated on the western limb of a 1st-order F2 anticlinorium fold structure ("Central Fold").

Additional exploration activities on the Kibi Gold Project for the 2025 year included the completion of a high-resolution UAV-borne (Unmanned Aerial Vehicle or "Drone") magnetic survey at the high-grade Cobra Creek Gold Corridor prospect. The drone-borne magnetic survey, encompassing approximately 650 line-km over a 25 km2 coverage area, was designed to further define the overall shape and geometry of the gold mineralization-hosting Cobra Creek quartz feldspar porphyry ("QFP") body. The Cobra Creek Gold Corridor prospect consists of an approximately 550 m wide, NE-trending, QFP-hosted, multi-structure braided shear zone system traced to date over an approximately 850 m strike length. The Cobra Creek shear system was tested by a 43 drillhole (2,639 m) first pass diamond core drill program by Xtra-Gold in 2016 (see the Company's news release of October 19, 2016).

The initial 3D inversion modelling results from the high-resolution magnetic survey dataset were reported by the Company on November 18, 2025, including the following highlights:

- magnetic susceptibility inversion produced sharp susceptibility contrast between mineralization-hosting Cobra Creek QFP body and metasedimentary country rocks, permitting detailed modelling of overall shape and geometry of QFP body.

- inversion modelling effectively delineated over 1 km long high susceptibility trend with good correlation with known high-grade Cobra Creek shear system outcroppings, substantiating efficacy of modelling approach for Cobra Creek-type gold target generation.

- inversion model revealed new, untested, near-surface, high magnetic susceptibility target to southeast of Cobra Creek shear system, with the approximately 350 m long target exhibiting same susceptibility signature as known high-grade mineralization trend.

Exploration activities on our Banso, Muoso and Kwabeng projects during the 2025 year included geophysical modelling, litho-structural modelling, reconnaissance geology and prospecting. Geophysical work included 3D inversion modelling of an approximately 70 km2 subset area (340 line-km) of the Company's 2011 regional helicopter-borne VTEM - Mag survey to support detailed 3D geological modelling with the aim of identifying prospective litho-structural gold setting targets. The Company received the final product of the 3D litho-structural modelling in early February 2026, and study result compilation is currently ongoing.

Exploration activities on our Pameng project during the 2025 year was limited to geological / geophysical compilation to identify and/or further define grassroots targets.

Exploration activities for the 2024 year continued to focus on the Kibi Gold Project (Apapam Mining Lease). With exploration efforts highlighted by the release of an updated mineral estimate for the Company's flagship Kibi Gold Project in the December 2024 quarter (see the Company's news release of October 16, 2024).  Sixty-five (65) diamond core boreholes totalling 14,728 m were completed by the Company's in-house drilling crews in 2024. Exploration drilling during the first half of the year was primarily dedicated to the further expansion / definition of the Boomerang gold system (formerly Boomerang East & Boomerang West targets), with drilling efforts in the latter half of the year geared towards the identification of new mineralization expansion opportunities within the broader Zones 1 - 4 mineralized footprint area.

Gold mineralization within the mineral footprint area consists predominantly of tensional arrays of auriferous quartz-carbonate veins typically, hosted within or spatially associated with F1-or F2-folded / strained diorite units, and/or metasedimentary rock - diorite contacts, with diorite bodies having an interpreted Belt-type granitoid affinity.  Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits.  These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain.  Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as Chifeng Gold's Hwini-Butre deposit (formerly Gold Star Resources) at the southern extremity of the Ashanti gold belt.

Exploration activities for the first half of 2024 focussed on mineralization expansion / definition drilling at the Boomerang gold system (5,260 m) and scout drilling targeting multiple mineralized expansion targets occupying the south-western (Zone 3) portion of the mineralization-hosting 1st-order F2 synclinorium fold structure (2,111 m).

The Boomerang gold system is characterized by a series of structurally parallel gold shoots or sub-deposits occupying the north-western limb of an apparent, moderate NE-plunging, open (meso-scale) F2 synclinal hinge structure. With the gold mineralization characterized by tensional arrays of auriferous quartz-carbonate veins primarily hosted within or spatially associated with folded / strained diorite, and/or metasedimentary rock - diorite contacts. Drilling to date has delineated the stacked, multi-shoot Boomerang gold system over approximately 650 m strike, 750 m down-plunge and 370 m cross-plunge distances, respectively.

The assay results for the 17 drill holes (5,469.5 m) completed from early December 2023 to mid-April 2024, were reported by the Company on June 11, 2024, including the following highlights:

Definition Drilling (Boomerang - "Upper Shoots" Mineralization Package)

- 10.0 m at 2.13 grams per tonne gold ("g/t Au"), including 3.0 m at 4.31 g/t Au, from 200 m; and 5.0 m at 1.49 g/t Au from 248 m in KBDD24554

- 10.0 m at 0.81 g/t Au, including 4.5 m at 1.37 g/t Au, from 26 m; and 22.0 m at 1.17 g/t Au, including 2.0 m at 6.54 g/t Au, from 67 m in KBDD24546

- 3.0 m at 6.39 g/t Au from 227 m in KBDD24548

- 3.0 m at 3.21 g/t Au from 14.5 m in KBDD23543

- 8.0 m at 1.22 g/t Au, including 1.5 m at 4.89 g/t Au, from 239 m in KBDD24551

Definition Drilling (Boomerang - Main "Lower Shoot" & Footwall Shoot)

- 6.0 m at 2.92 g/t Au from 302 m; and 18.0 m at 2.19 g/t Au, including 9.0 m at 3.02 g/t Au, from

331 m in KBDD24545 (Lower Shoot)

- 31.0 m at 0.62 g/t Au, including 10.0 m at 1.02 g/t Au and 6.0 m at 1.03 g/t Au, from 361 m in KBDD24554 (Lower Shoot)

- 17.0 m at 1.50 g/t Au, including 4.0 m at 3.76 g/t Au, from 412 m in KBDD24548; and 14.0 m at 0.80 g/t Au, including 6.0 m at 1.15 g/t Au, from 236 m in KBDD23543 (Footwall Shoot)

Expansion Drilling (Boomerang - Lower Shoot & SW Shoots)

- 18.0 m at 0.95 g/t Au, including 6.0 m at 1.42 g/t Au, from 316 m in KBDD23542 (Lower Shoot)

- 6.0 m at 2.97 g/t Au, including 3.0 m at 5.41 g/t Au, from 116 m in KBDD24552 (SW Shoots)

Exploration efforts for the second half of 2024 were dedicated to a drilling initiative (7,357 m) targeting multiple mineralization-growth opportunities across the broader Zones 1 - 4 mineralized footprint area. With the multifaceted drilling program targeting potential extensions to existing mineralized bodies (18 holes totalling 4,238 m), promising early-stage gold prospects identified by previous scout drilling (11 holes totalling 1,538 m) and prospective litho-structural gold settings generated by recently completed 3D VTEM / TMI inversion models-based geological modelling (7 holes totalling 1,581 m).

The assay results for the 49 drillholes (10,682 m) completed from mid-April to mid-December 2024, were reported by the Company on February 26, 2025, including the following highlights:

Orange No. 5 - Resource Expansion Target (step-out drill fence 100 m SW of original scout drilling)

- 13.0 m at 1.46 grams per tonne gold ("g/t Au"), including 4.0 m at 3.40 g/t Au, from 34 m; and 10.0 m at 1.05 g/t Au, including 4.0 m at 1.81 g/t Au, from 60 m in KBDD24597

- 29.5 m at 0.73 g/t Au, including 4.5 m at 1.81 g/t Au, from 0.0 m in KBDD24593

- 13.5 m at 0.65 g/t Au, including 1.5 m at 2.08 g/t Au, from 1.0 m in KBDD24591

- 9.0 m at 0.41 g/t Au from 22 m; 15.0 m at 0.40 g/t Au from 68 m; 8.0 m at 0.48 g/t Au from

104 m; and 35.0 m at 0.30 g/t Au from 137 m in KBDD24599

Lone Tree - Resource Expansion Target (100 m step-out NE of previous scout drilling)

- 27.0 m at 0.72 g/t Au, including 4.0 m at 1.55 g/t Au, from 131.0 m in KBDD24594

South Ridge - MRE Body (down-dip expansion / infill)

- 23.0 m at 0.72 g/t Au, including 13.0 m at 1.05 g/t Au, from 206 m in KBDD24562

- 14.0 m at 1.65 g/t Au, including 4.0 m at 4.38 g/t Au, from 127 m in KBDD24569

Boomerang-SW Shoots - MRE Body (expansion / delineation)

- 24.0 m at 0.72 g/t Au, including 9.0 m at 1.24 g/t Au, from 22 m in KBDD24557

- 30.0 m at 0.60 g/t Au, including 4.0 m at 1.55 g/t Au, from 185 m in BFDD24029

- 7.5 m at 1.81 g/t Au, including 3.5 m at 3.57 g/t Au, from 137 m in KBDD24564

New Mineralization (scout drilling discovery within "blind" diorite body)

- 4.5 m at 1.19 g/t Au, including 1.5 m at 2.83 g/t Au, from 178.5 m in KBDD24560

Drilling efforts successfully confirmed the strike- and down-dip extensions of the Orange No. 5 (Zone 4) and Lone Tree (Zone 1) mineralized expansion targets; further defined the down-dip continuity of the mineralization within the central portion of the Southridge resource body to approximately 400 m; continued to delineate the geometry and lateral extent of the SW Shoots mineralization package at the Boomerang gold system; and discovered new gold mineralization by scout drilling of "blind" diorite body lying at the core of Zone 3 mineralization-controlling synclinorium fold structure.

The Lone Tree and Orange No. 5 mineralized expansion targets represent new, metasedimentary rock hosted, gold mineralization settings for the Kibi Gold project. With the Lone Tree target interpreted as limb-parallel shear situated on the western limb of a 1st-order F2 anticlinorium fold structure ("Central Fold") and the Orange No. 5 target situated along the hanging wall of a regional D2 shear ("Zone 2 Bounding Shear"), approximately 2 km southwest of the currently defined mineralized footprint.

We did not conduct any field exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2024 year.

Exploration activities for the 2023 year continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease) with the continuation of the Zone 3 mineralization expansion target generation drill program initiated in 2021.  Sixty-one (61) diamond core boreholes totalling 14,115 metres ("m") were completed by the Company's in-house drilling crews in 2023, including 49 holes (12,202 m) dedicated to the further expansion / definition of the Boomerang gold system (formerly Boomerang East & Boomerang West targets) and 12 scout drill holes (2,113 m) targeting prospective litho-structural settings generated by the recently completed 3D VTEM / TMI inversion-modelling.

We did not conduct any field exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2023 year.

The present Boomerang mineralization expansion / definition drilling work forms part of an exploration initiative focussing on multiple mineralized targets occupying the south-western (Zone 3) portion of the mineralization-hosting 1st-order F2 synclinorium fold structure; over 1 km beyond the limits of the currently defined Zone 2 - Zone 3 mineralized footprint. Drill results for a total of 132 holes (26,968.5 m) have been reported to date for the ongoing Zone 3 mineral expansion drill program initiated following the database close-out date for September 2021.

Current 3D litho-structural modelling indicates that the gold mineralization within the mineralized footprint area occupies a licence-scale, 1st-order F2 synclinorium fold structure. Deposits are characterized by tensional arrays of auriferous quartz-carbonate veins typically hosted within or spatially associated with F1 or F2 folded / strained diorite units, and/or metasedimentary rock - diorite contacts, with the diorite bodies having an interpreted Belt-type granitoid affinity.  Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits.  These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain.  Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

The assay results for 39 boreholes (10,250 m) completed from January to November 2023, including 27 holes (6,142 m) dedicated to the further expansion / definition of the Boomerang gold system and 12 scout holes (4,108 m) targeting prospective Zone 3 litho-structural settings, were reported by the Company on September 8 and December 20, 2023, including the following highlights:

Expansion Drilling (Boomerang SW Strike-Extension)

- 9.0 m at 5.27 grams per tonne gold ("g/t Au"), including 4.5 m at 8.98 g/t Au, from 65.5 m; and 15.4 m at 1.59 g/t Au, including 7.5 m at 2.01 g/t Au, from 120.0 m in KBDD23524

- 22.0 m at 1.17 g/t Au, including 15.7 m at 1.50 g/t Au, from 194.0 m in KBDD23522

- 4.5 m at 12.72 g/t Au, including 1.5 m at 33.73 g/t Au, from 145.5 m in KBDD23535

Expansion Drilling (Boomerang - SE Lateral / Down-Dip Extension)

- 55.1 m at 0.75 g/t Au, including 39.3 m at 0.95 g/t Au, and including 19.3 m at 1.45 g/t Au, from 353.9 m in KBDD23538

- 20.0 m at 0.84 g/t Au from 134.0 m; and 28.0 m at 0.47 g/t Au from 163.0 m in KBDD23534

- 9.0 m at 1.00 g/t Au from 40.0 m; and 33.0 m at 0.50 g/t Au from 184.0 m; and 29.0 m at 0.35 g/t Au from 304.0 m; and 6.0 m at 1.67 g/t Au from 357.0 m in KBDD22504

- 9.1 m at 0.75 g/t Au from 77.0; and 10.5 m at 0.71 g/t Au from 129.0; and 41.0 m at 0.72 g/t Au from 294.0 in KBDD22505

Definition Drilling (Boomerang - Main "Lower Shoot" Gold Zone)

- 51.0 m at 1.31 g/t Au, including 16.5 m at 3.09 g/t Au, from 127.0 m in KBDD23528

- 53.0 m at 1.06 g/t Au, including 30.0 m at 1.60 g/t Au, from 31.0 m in KBDD23527

- 33.0 m at 1.17 g/t Au, including 19.0 m at 1.76 g/t Au, from 7.0 m in KBDD23519

- 56.0 m at 1.40 g/t Au, including 20.0 m at 2.54 g/t Au, from 166.0 m in KBDD23530

- 50.0 m at 1.28 g/t Au, including 22.0 m at 1.93 g/t Au, from 258.0 m in KBDD23536

New High-Grade Gold Zone (Boomerang "Deep")

- 9.0 m at 9.29 g/t Au, including 4.5 m at 16.94 g/t Au, from 400.0 m in KBDD23536 (~90 m stratigraphy below (cross-plunge) of main Lower Shoot)

Current 3D litho-structural modelling appears to indicate that the Boomerang mineral expansion target, consisting of a multi-shoot gold system extending over approximately 650 m strike and 750 m down-plunge distances respectively, occupies a F2 meso-scale (parasitic) fold hinge structure developed on the north-western limb of the mineralization-controlling 1st-order F2 synclinorium fold. With the mineralization occurring as a NE-plunging system of stacked, flat-lying to concave-shaped, shallow SE-dipping gold shoots hosted within folded / strained diorite bodies and/or associated metasedimentary rock - diorite contacts.

Drilling to date has outlined three (4) principal gold shoots, including the Upper Shoot (s), the Lower Shoot, the Footwall Shoot and the SW Shoot (formerly Boomerang West), across an approximately 370 m cross-plunge distance. The Lower Shoot, presently the most prominent mineralization shoot of the Boomerang gold system, has so far been delineated from practically surface to a down-plunge depth of approximately 500 m along the fold hinge structure (approximately 345 m vertical depth from surface), and across an approximately 200 m NW-SE lateral distance.

Additional exploration activities on the Kibi Gold Project for the 2023 year included commencement of ground-proofing work on high-priority exploration targets generated by the recently completed 3D VTEM / TMI inversion models-based litho-structural modelling work. With a total of 542 infill soil geochemical samples and 179 prospecting (grab) samples collected on the newly identified Central Fold target centred approximately 1.5 km southeast of the Zone 2 - Zone 3 MRE trend. A further 139 prospecting (grab) samples were collected from an extensive auriferous silicified / pyritized siltstone rock float train spatially associated with an interpreted fold-nose structure located approximately 0.5 km southwest of the Boomerang resource expansion target. In situ source of auriferous siltstone material yet to be established by trenching / drilling.  Final compilation of the soil and prospecting sampling work is currently in progress.

We recognized other income, net, of $6,506,654 in 2025 (2024 - $4,391,851, 2023 - $2,300,969).  The 2025 gains can mostly be attributed to the recovery of gold due to gold price increases, investment returns, and foreign exchange.  Foreign exchange gains in 2025 resulted from a rebound in the value of the Ghana cedi against the USD, while the Canadian dollar suffered exchange losses in 2025.  During the year ended December 31, 2025, we sold 3,391 fine ounces of gold at an average price of US$3,168 for net proceeds of $4,182,841 (2024 -3,521 fine ounces of gold at an average price of US$2,264 for net proceeds of $4,166,130, 2023 - 3,978 fine ounces of gold at an average price of US$1,811 for net proceeds of $3,527,354).  Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer.  These placer gold recovery operations were contracted to local Ghanaian groups.  We pay a 5% government royalty on our gold sales.  Using local contractors promotes the local economy while avoiding illegal workings on our projects.

During the year ended December 31, 2025, our company had a foreign exchange gain of $677,159 (2024 - loss of $352,509, 2023 - loss of $203,212) due to changes in the relative strength in the U.S. dollar, mostly against the Canadian dollar assets, but also against the Ghana cedi.  The Company holds a substantial amount of its investment portfolio in Canadian dollars and this portfolio value weakened with the US dollar strength.  In Ghana, the cedi appreciated 29% against the US dollar in 2025, while it depreciated over 19% against the US dollar in 2024, and 40% against the US dollar in 2023.

Our Company recognized a trading and holding gain on marketable securities in 2025 of $1,427,059 (2024 - gain of $159,967, 2023 - loss of $58,197). No significant impairment losses of the private equities investments were recognized in 2025 or 2024. The 2023 investment loss was also affected by an impairment loss of $1,336,501 against private investments. Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period.  A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold.  At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Interest earned and dividends on the investment portfolio assets were $371,511 in the year ended December 31, 2025 (2024 - $418,263, 2023 - $371,525).

Stock options and warrants issued in 2025 were marked-to-market at December 31, 2025 and the valuation increase of $151,916 was recognized as a non-cash expense. No mark-to-market adjustments were required in 2024 or 2023.

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

During 2025, the Company completed a private placement of 1,018,000 units for proceeds of $1,748,909 (CAD$2,452,200). Each unit comprised one common share and one-half of a common share purchase warrant. The Company issued 504,000 purchase warrants at $2.00 (CAD $2.80) per share and 5,000 purchase warrants at $2.09 (CAD$2.93) per share. Each full purchase warrant can be converted to a common share at the strike price for two years. The Company paid commissions $101,854 (CAD$142,812) and costs of $51,350 (CAD$72,000) related to the placement, and issued 59,280 Finder's warrants, exercisable at $1.78 (CAD$2.50) for a period of two years.  Net proceeds were $1,595,705.

There were no capital raising transactions in 2024 or 2023.

Liquidity and Capital Resources

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Cash on hand was increased by $2,326,066 during 2025.

Operations provided cash of $1,149,539.  Inventory was increased by $656,608 due to the timing of smelt shipments.  Payables were decreased, mostly due to the release of an accrual for income taxes payable in Ghana related to pre-2025 operations.  Other operating expenses were mostly cash neutral.  At December 31, 2025, accounts payable and accrued liabilities decreased by $933,338 to $872,280, mostly due to income tax activity. Amounts due to related parties increased by $44,302 to $134,904 in the year ended December 31, 2025. With no gold shipments in the fourth quarter of 2025, royalty payments to the government for the third quarter were remitted, reducing our balances payable.  Our cash and cash equivalents as at December 31, 2025 were sufficient to pay these liabilities.

Investing activities in 2025 provided $205,478 of cash.  Cash of $3,991,529 was used to purchase investments in 2025 while proceeds from the sale of investments generated $4,444,748 of cash.  Cash of $247,741 was used to purchase a drill and two pickup trucks during 2025.

During the year ended December 31, 2025, our Company provided $971,049 of cash for financing activities.  We repurchased 317,100 of our shares at a cost of $533,420 and cancelled these shares.  Also, during the month ended December 31, 2024, the Company repurchased 13,300 of our shares at a cost of $17,239.  These shares were reported as shares in treasury at December 31, 2024 and were cancelled in January 2025.  Further, during the month ended December 31, 2025, the company repurchased 36,600 of our shares at a cost of $91,236.  These shares were reported as shares in treasury at December 31, 2025 and were cancelled in January 2026.

We believe that our company has sufficient working capital to achieve our 2026 operating plan. However, our historical losses and potential limited remaining alluvial deposits could affect our future operation ability.  Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding.

At December 31, 2025, we had total cash and cash equivalents and restricted cash of $10,798,701 (December 31, 2024 - $8,472,635).  Working capital as of December 31, 2025 was $15,341,999 (December 31, 2024 - $10,754,786).  In 2025, working capital was increased via a private placement and cash flow generated through operations. In 2025 and 2024, the increase in working capital mostly reflects the gold recovery and gold inventory on hand.

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Our shares of common stock, warrants and stock options outstanding as at March 31, 2026, December 31, 2025, December 31, 2024, and December 31, 2023 were as follows:

	March 31, 2026	December 31, 2025	December 31, 2024	December 31, 2023
Common Shares	46,573,417	46,682,117	45,994,517	46,201,217
Warrants	568,280	568,280	-	-
Stock Options	3,133,500	3,073,500	2,923,500	2,648,500
Fully diluted	50,275,197	50,323,897	48,918,017	48,849,717

Subsequent to December 31, 2025, 36,600 shares which were purchased in December 2025 were cancelled.  Also, 72,100 shares which were purchased in January and February 2026 were cancelled. The company purchased a further 21,900 shares under the expiring buyback program in March 2026, and 10,200 shares in March 2026, subsequent to the renewal of the buyback program.  These shares are held in treasury and will be cancelled in the normal course of business.

Subsequent to December 31, 2025, the Company issued 60,000 stock options to a related party.

As of the date of this MD&A, the exercise of all outstanding options and warrants would raise approximately $2.3 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2026 budget to carry out our plan of operations is approximately $3,000,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview".  These expenditures are subject to change if management decides to scale back or accelerate operations.  We believe that we are adequately capitalized to achieve our operating plan for fiscal 2026.  Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding.

Operational Considerations

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred net income of $3,981,964 for the year ended December 31, 2025, and it has an accumulated a deficit of $16,152,481.  Results for the year ended December 31, 2025 are not necessarily indicative of future results.  The uncertainty of gold recovery and the fact the Company does not have a demonstrably viable business to provide future funds, raises potential liquidity concerns related to future operations.

Management of the Company ("Management") is of the opinion that sufficient financing will be obtained from external sources and further share issuances will be made to meet the Company's obligations.  Alluvial operation have a limited remaining life, so will not be able to contribute cash for longer than about two years. The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required. These factors raise doubt about the Company's ability to continue as a going concern.

Related Party Transactions

During the years ended December 31, 2025, 2024 and 2023, the Company entered into the following transactions with related parties:

	December 31, 2025	December 31, 2024	December 31, 2023

Consulting fees paid or accrued to officers or their companies	$1,355,222	$1,082,804	$1,035,063
Directors' fees	2,146	2,191	2,223

Stock option grants to officers and directors	-	88,543	23,750
Stock option grant price range	-	$0.95	$0.60

Of the total consulting fees noted above, $1,074,210, $797,186, and $720,442 for the years ended December 31, 2025, 2024, and 2023 respectively, was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $537,105, $398,593 and $360,221, of this amount for the years ended December 31, 2025, 2024, and 2023, respectively.  As at December 31, 2025 and 2024 respectively, a balance of $134,904 and a prepaid balance of $90,602 exists to this related company and $Nil remains payable in all years to the related party for expenses earned for work on behalf of the Company.

During 2025, the Company did not grant options to insiders. During 2024, the Company granted 175,000 options to insiders at a price of $0.95 (CAD$1.30).  A total of $88,543 was included in consulting fees related to these options.  During 2023, the Company granted 62,500 options to insiders at a price of $0.68 (CAD$0.92).  A total of $23,750 was included in consulting fees related to these options.

Material Commitments

Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

● to the Minerals Commission of Ghana for:

(a) to the Minerals Commission for:

(i) a new grant or renewal of an expiry date of a prospecting license (currently an annual fee maximum of $70.00 per cadastral unit/or 21.24 hectare);

(ii) a new grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(iii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities.  In 2025 we purchased two pickups and a drill. In each of 2024 and 2023 we purchased one pickup. While we do not expect we will be buying any additional equipment in the foreseeable future, we will continue to assess the situation and weigh our program needs against equipment availability.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Fair value of financial assets and liabilities

We invest all excess cash primarily in time deposits, money market funds, corporate debt securities, equities, limited partnerships, and rights and warrants.

We classify all marketable debt securities that have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities on our Consolidated Balance Sheets.

We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and re-evaluate such designation at each balance sheet date. We have classified and accounted for our marketable debt securities as trading securities. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their stated maturities. For all of our marketable debt securities we have elected the fair value option, for which changes in fair value are recorded in other income (expense), net. We determine any realized gains or losses on the sale of marketable debt securities on a specific identification method, and we record such gains and losses as a component of other income (expense), net.

The following tables summarize our debt securities, at their fair value, by significant investment categories as of December 31, 2025 and 2024:

Level 1 - Cash equivalents	December 31, 2025	December 31, 2024

Money market funds	$9,959,289	$6,750,465
	$9,959,289	$6,750,465

	December 31, 2025	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$10,502,379	$10,502,379	$-	$-
Restricted cash	296,322	296,322	-	-
Trading securities	4,345,696	4,345,696	-	-
Total	$15,144,397	$15,144,397	$-	$-

	December 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$8,176,313	$8,176,313	$-	$-
Restricted cash	296,322	296,322	-	-
Trading securities	3,221,598	3,221,598	-	-
Total	$11,694,233	$11,694,233	$-	$-

Critical Accounting Estimates and Changes in Accounting Policies

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, the valuation of our investment portfolio, and the valuation allowance applied to deferred income taxes.  Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements").  These statements relate to future events or our company's future performance.  All statements other than statements of historical fact are forward-looking statements.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements.  The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold's properties to contain economic gold deposits and other mineral deposits and/or to become near-term and/or low-cost producers	Availability of financing for our projects.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.
All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold, including development of any deposit in compliance with Ghanaian mining law.

Social engagement and local acceptance of our projects.
Economic, political and industry market conditions will be favourable.	Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.
Potential to expand the NI 43-101 resources on Xtra-Gold's existing projects and achieve its growth targets	Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

NI 43-101 technical reports are correct and comprehensive.
Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.
Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Continuance of gold recovery operations.	Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Continued cooperation of government bodies to conduct placer operations.

Forward-Looking Statements	Assumptions	Risk Factors
Ability to meet working capital needs for fiscal 2024	Operating and exploration activities and associated costs will be consistent with our current expectations.
Capital markets and financing opportunities are favourable to Xtra-Gold.

Sale of any investments, if warranted, on acceptable terms.

Xtra-Gold continues as a going concern.	Changes in the capital markets impacting availability and timing of future financings on acceptable terms.
Increases in costs, environmental compliance and changes in environmental, other local legislation and regulation.

Adjustments to currently proposed operating and exploration activities.

Price volatility of gold and other commodities impacting sentiment for investment in the resource markets.
Plans, costs, timing and capital for future exploration and development of Xtra-Gold's properties including the potential impact of complying with existing and proposed laws and regulations	Availability of financing for our exploration and development activities.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Economic, political and industry market conditions will be favourable.	Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work and economic studies will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation and political and economic climate.

Price volatility of gold and other commodities impacting the economics of our projects.
Management's outlook regarding future trends	Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Prices for gold and other commodities will be favourable to Xtra-Gold.

Government regulation in Ghana will support development of any deposit.	Price volatility of gold and other commodities impacting the economics of our projects and appetite for investing in junior gold exploration equities.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in economic, political and industry market climate.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold's ability to predict or control.  Please also make reference to those risk factors listed in the "Risk Factors" section above.  Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect.  Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold's actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements.  All forward-looking statements herein are qualified by this cautionary statement.  Accordingly, readers should not place undue reliance on forward-looking statements.  Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.  If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated: March 31, 2026